[Letterhead of Sutherland Asbill & Brennan LLP]

December 9, 2016

VIA EDGAR

Trace W. Rakestraw, Esq.

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Finance Inc
Registration Statement on Form N-2
(File No. 333-201432)

Dear Mr. Rakestraw and Ms. Fettig:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received orally on November 28, 2016, November 30, 2016 and December 8, 2016 regarding the Company’s post-effective amendment no. 3 to the registration statement on Form N-2 (File No. 333-201432) (the “Registration Statement”) filed on October 14, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “Prospectus” contained herein are to the preliminary prospectus contained in the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 filed with the SEC concurrently with this letter.

Accounting Comments

Prospectus

1.	Comment: On page 20 in the “Selected Financial and Other Data” table, please add a line item to reflect the Company’s total return.

Response: The Company has revised the “Selected Financial and Other Data” table to include the Company’s total return.

2.

Comment: On page 72 in the “Senior Securities” table, it appears that the asset coverage ratio has been calculated using the book value of the debt as opposed to the total amount owed. The Staff notes that the Company has adopted accounting pronouncements that changes the presentation of its debt. Please revise the “Senior Securities” table to calculate

Mr. Trace W. Rakestraw

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 9, 2016

and present senior securities based on the par amount, which the Staff notes is disclosed as $132.5 million. The Staff further notes that the Company’s total amount of senior securities for the year ending June 30, 2016 of $130,967,838 represents the par amount reduced by the debt issuance cost, but senior securities are based on what is owed. In addition, please note that the June 30, 2015 line item in the table will need to be updated as well.

Response: The Company has revised the “Senior Securities” table as requested.

3.	Comment: On page 87 in footnote 4 to the portfolio company table, please revise the percentage of non-qualifying assets. The Staff notes that, in its calculation, non-qualifying assets represents 9.3% of the Company’s total assets.

Response: The Company has updated the portfolio company table to reflect its investments as of September 30, 2016 and confirms that the percentage of non-qualifying assets of the Company represents 9.85% of the Company’s total assets as of September 30, 2016 as reflected in footnote 5 to the “Portfolio Companies” table.

Financial Statements

4.	Comment: On page F-25 in Note 4.(d), the disclosure states that the Company did not transfer any investments among Levels 1 and 2 and 3 during the twelve months ended June 30, 2016 and 2015, however, the preceding chart indicates transfers between levels. Please reconcile the disclosure with the information presented in the chart.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment, as reflected on page F-58, to reflect that transfers were due to an increase in unobservable inputs. In the future, the Company undertakes to provide more specificity to describe any transfer among Levels 1 and 2 and 3 in the notes to its consolidated financial statements.

5.	Comment: On page F-26, please revise the heading within the second chart to state “Fair Value as of June 30, 2015.”

Response: The Company respectfully advises the Staff that it has updated the chart in response to the Staff’s comment, as reflected on page F-58.

6.	Comment: On page F-26 in the Valuation Methodology column, could the Company provide the Staff with an explanation as to the meaning of “Other Approach”?

Response: The Company respectfully advises the Staff that it has revised the disclosure to reflect “Intrinsic Value” in response to the Staff’s comment, as reflected on page F-58. In addition, the Company advises the Staff that the Company has revised similar disclosure in the notes to the unaudited financial statements for the three-months ending September 30, 2016, as reflected on page F-24.

Mr. Trace W. Rakestraw

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 9, 2016

7.	Comment: On page F-32 in the chart representing the sources of the Company’s cash distributions, please confirm and update future filings to specify that these represent the tax basis of distributions.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment, as reflected on page F-64, and will do so in future filings as well. In addition, the Company advises the Staff that the Company has revised similar disclosure in the notes to the unaudited financial statements for the three-months ending September 30, 2016, as reflected on page F-30.

8.	Comment: On page F-33 in the “Financial Highlights” table, the NAV at the end of the period is disclosed as $11.90, but the chart sums to $11.89. Please reconcile in the chart.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment, as reflected on page F-65.

9.	Comment: In future filings, please include the disclosure requirement of instruction 13(b) to item 4 of Form N-2 by noting that the total investment return does not reflect sales load.

Response: The Company respectfully advises the Staff that it will include the requested disclosure in future filings in response to the Staff’s comment.

10.	Comment: Please ensure that the changes to the senior securities table noted above align with the financial highlights table. The Staff notes that the disclosed amounts in the financial highlights table currently differs from the senior securities table.

Response: The Company respectfully advises the Staff that it has conformed the data presented in the senior securities table and the financial highlights table in response to the Staff’s comment.

Legal Comments

11.	Comment: On page 1 of the Prospectus Summary, the disclosure in the third paragraph states that the Company invests primarily in the debt of “U.S. middle-market companies,” while the fourth paragraph states that the Company seeks to invest primarily in “lower middle-market companies.” Please reconcile the disclosure.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary section as well as elsewhere in the Prospectus in response to the Staff’s comment.

Mr. Trace W. Rakestraw

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 9, 2016

12.	Comment: On page 1 of the Prospectus Summary, please add “and should be considered speculative” at the end of the fifth paragraph.

Response: The Company respectfully advises the Staff that it has revised the disclosure in response to the Staff’s comment.

13.	Comment: Please consider disclosing that, at this time, the Company does not anticipate filing an application with the Small Business Administration seeking a license to operate as a small business investment company (“SBIC”). Also, please include a supplemental explanation of what the lack of a license to operate an SBIC means for the Company’s investment opportunities.

Response: The Company respectfully advises the Staff that it has determined not to make the suggested disclosure to the Prospectus. If the Company were to seek and ultimately obtain a license to operate as an SBIC, it would be allowed to obtain additional leverage by issuing SBA-guaranteed debentures, which the Company could then use to make additional investments. Without such license, the Company will not have access to such leverage to take advantage of additional investment opportunities. The Company will rely on other sources of capital, including cash from operations, secondary offerings of stock or debt and access to borrowings under its credit facilities, in order to continue to invest in eligible portfolio companies consistent with its stated investment objective and strategy.

14.	Comment: On page 7, under “Investment Criteria,” please provide a plain English description of what is meant by: “The Adviser believes that the existence of significant underlying equity value provides important support to our debt investments.”

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus in response to the Staff’s comment.

15.	Comment: On page 14, please consider disclosing if there is a plan in place to renew or amend the financing facility with UBS that is scheduled to mature in December 2016.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Prospectus in response to the Staff’s comment.

Mr. Trace W. Rakestraw

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 9, 2016

16.	Comment: In the Fees and Expenses table on page 17, footnote 6 states that the annual dividend yield will be based on our initial public offering price of $15.00 per share. Please provide a supplemental explanation of this disclosure.

Response: The Company respectfully advises the Staff that, as disclosed, the per share price upon which the minimum dividend payment percentages is based is the initial public offering price of $15.00 per share. At the time of the Company’s initial public offering when CM Investment Partners LLC (the “Adviser”) agreed to waive certain advisory fees to support a minimum dividend payment, it was unknown as to how the Company’s common stock would trade in the market. As a result and in order to provide investors with some certainty as to the calculation of any dividend payment and potential waiver amounts, the Company and the Adviser agreed that the per share price of the common stock for purposes of determining whether a waiver was appropriate would be based on a set price to avoid any market volatility and provide shareholders with more certainty.

17.	Comment: In footnote 7 to the Fees and Expenses table on page 17, please explain what the 4.0% figure in the table references or update the footnote accordingly.

Response: The Company respectfully advises the Staff that it has revised footnote 7 to reflect the addition of its new revolving credit facility with Citibank, N.A.

18.	Comment: On page 86 in the “Portfolio Companies” table, please include the percentage of the class of any equity securities listed in the table in accordance with Item 8.6(a) of Form N-2.

Response: The Company respectfully advises the Staff that it has revised the “Portfolio Companies” table in response to the Staff’s comment.

*        *        *         *        *

Mr. Trace W. Rakestraw

Ms. Christina DiAngelo Fettig

Division of Investment Management

December 9, 2016

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Michael C. Mauer, CM Finance Inc
Steven B. Boehm